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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of	December 2004

Agnico-Eagle Mines Limited

(Translation of registrant's name into English)

145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
Date: December 7, 2004
	By:	/s/ DAVID GAROFALO David Garofalo Vice-President, Finance and Chief Financial Officer

NEWS RELEASE

Stock Symbols:	AEM (NYSE)	For further information:
	AGE (TSX)	David Garofalo, V.P. Finance & CFO Agnico-Eagle Mines Limited (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE ANNOUNCES 25th CONSECUTIVE ANNUAL DIVIDEND;
ANNOUNCES EXTENSION OF BANK FACILITY;
AND 2005 PRODUCTION GUIDANCE

Toronto, Canada (December 7, 2004) — Agnico-Eagle Mines Limited today announced an annual dividend of $0.03 per share, representing the 25th consecutive year that Agnico-Eagle has paid a distribution to its shareholders.

The Company has declared a dividend of $0.03 per share, payable March 15, 2005 to shareholders of record March 7, 2005. The dividend rate is unchanged from last year as management and the board of directors have decided to conserve cash for the longer-term development and growth of its asset base.

Under the Company's Dividend Reinvestment Plan, shareholders will have the opportunity to reinvest their dividends into shares of Agnico-Eagle. Shareholders who have not received details of the Plan should contact the Company or visit its website at www.agnico-eagle.com.

Bank Facility Amended and Extended Three Years

Agnico-Eagle also announced today that its lenders have agreed to amend its bank facility. After successfully achieving the LaRonde completion tests under its existing facility, the Company sought to extend the revolving period, which would have expired at the end of 2004. Under the terms of the amended facility, the Company will have a $100 million line of credit available on a revolving basis for at least three years. The amendment will also give the Company improvements in pricing and additional flexibility with regards to use of proceeds for projects and potential acquisitions. There are no dollar amounts currently drawn under the facility.

The amended facility, which will be primarily secured by a first charge against the LaRonde Mine, will be provided by a syndicate of international banks including Scotia Capital, NM Rothschild & Sons Limited, Société Générale, National Bank of Canada and The Toronto-Dominion Bank. The definitive documentation of the amendment is expected to be finalized within the next four to eight weeks.

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Gold and Byproduct Metal Production to be Essentially Unchanged in 2005

        A summary of the estimated metal production and cash operating costs together with the material assumptions used in the Company's estimates for 2005 follows:

Ore processed (000's tons)	2,911
Daily throughput rate (tons)	7,975
Grades:
Gold (oz./t)	0.11
Silver (oz./t)	2.28
Zinc (%)	3.89
Copper (%)	0.44
Payable metal production:
Gold (ozs.)	280,000
Silver (000's ozs.)	5,500
Zinc (000's lbs.)	160,000
Copper (000's lbs.)	18,000
Minesite operating costs (C$/ton)	48-50
Total cash operating costs ($/oz.)	135-145
Assumptions:
Gold ($/oz.)	375
Silver ($/oz.)	6.00
Zinc ($/lb.)	0.45
Copper ($/lb.)	1.15
C$/US$ exchange rate	1.27

LaRonde's total cash operating cost guidance is based on byproduct metal price assumptions that are well below prices realized to date in 2004. If current metal prices and exchange rates were used, total cash operating costs would be in the range of $100 per ounce.

The estimated sensitivity of LaRonde's 2005 total cash operating costs to a 10% change in the metal prices and exchange rates assumptions above follows:

Change in variable	Impact on total cash operating costs ($/oz.)
C$/US$	39
Zinc	17
Silver	11
Copper	6

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A summary of the Company's projected exploration and capital expenditures in 2005 follows (thousands):

Project	Capitalized	Expensed	Total
LaRonde I sustaining	$14,100		$14,100
LaRonde II related projects	12,700		12,700
Lapa underground program	12,100		12,100
Goldex bulk sample & engineering	1,500		1,500
Bousquet/Ellison drilling	1,600		1,600
Grassroots exploration*		4,800	4,800

	$42,000	$4,800	$46,800

*does not include Agnico-Eagle's projected $2.4 million share of grassroots exploration conducted by exploration affiliates, which these companies will fund out of their own cash reserves. However, Agnico-Eagle must expense its share for accounting purposes.

The Company also announced that the employment of Barry Landen, the Vice-President, Corporate Affairs of the Company, was terminated today.

Forward Looking Statements

The information in this press release has been prepared as at December 7, 2004. Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate", "expect", "estimate," "forecast," "planned" and similar expressions are intended to identify forward-looking statements. Such statements reflect the Company's views at the time with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including, among others, those which are discussed under the heading "Risk Factors" in the Company's Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2003. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in eastern Canada and the western United States. Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.

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